1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: November 22, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

EXHIBITS

Exhibit	Number

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2016

99.2	Operating and Financial Review and Prospects

Exhibit 99.1

SILICONWARE PRECISION INDUSTRIES CO., LTD AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2015 AND 2016

Address: No.123, Sec. 3, Dafeng Rd., Tanzi Dist., Taichung City 427, Taiwan (R.O.C.)

Telephone: +886-4-2534-1525

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF DOLLARS)

	Note	December 31, 2015 (Unaudited)	September 30, 2016 (Unaudited)
		NT$	NT$	US$
				(Note 4)
Current Assets
Cash and cash equivalents	6, 11	$25,191,374	$19,176,940	$613,270
Available-for-sale financial assets, current	9, 11	1,067,204	167,503	5,357
Notes receivable, net	11	11,403	21,635	692
Accounts receivable, net	7, 11, 34	15,825,728	17,612,113	563,227
Other receivables	11	473,431	749,840	23,979
Inventories	8	4,502,319	6,327,980	202,366
Other current assets-other	11, 31	1,713,753	858,745	27,462

		48,785,212	44,914,756	1,436,353

Non-current Assets
Available-for-sale financial assets, non-current	9, 11	5,526,412	4,541,857	145,247
Investments accounted for using the equity method	10	2,522,658	2,487,013	79,534
Property, plant and equipment	12	64,305,608	66,331,530	2,121,251
Intangible assets	13	192,774	180,962	5,787
Deferred income tax assets		912,054	685,383	21,918
Other non-current assets-other	11	964,534	1,051,777	33,635

		74,424,040	75,278,522	2,407,372

TOTAL ASSETS		$123,209,252	$120,193,278	$3,843,725

Current Liabilities
Short-term loans	11, 17	$2,790,125	$2,665,600	$85,245
Financial liability at fair value through profit or loss—current	11, 14, 36	1,798,920	954,864	30,536
Accounts payable	11	6,942,527	8,280,808	264,816
Other payables	11, 15, 28	11,512,740	12,558,458	401,614
Current income tax liabilities	26	911,324	405,428	12,965
Current portion of long-term loans	11, 17	5,991,128	4,972,652	159,023
Other current liabilities-other	11	730,475	594,193	19,002

		30,677,239	30,432,003	973,201

Non-current Liabilities
Convertible bonds	11, 16, 36	12,627,311	12,287,925	392,962
Long-term loans	11, 17	7,858,036	11,756,921	375,981
Deferred income tax liabilities		334,585	286,698	9,168
Other non-current liabilities	11, 21	2,182,856	2,007,715	64,206

		23,002,788	26,339,259	842,317

Total Liabilities		53,680,027	56,771,262	1,815,518

Shareholders’ Equity
Capital stock	19	31,163,611	31,163,611	996,598
Capital reserve	20	15,758,358	12,641,997	404,285
Retained earnings	21
Legal reserve		9,967,775	10,844,001	346,786
Unappropriated earnings		9,132,550	6,783,994	216,949
Accumulated Other Comprehensive Income	22	3,506,931	1,988,413	63,589

Total Shareholders’ Equity		69,529,225	63,422,016	2,028,207

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$123,209,252	$120,193,278	$3,843,725

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF DOLLARS, EXCEPT EARNINGS PER SHARE)

		Nine months ended September 30,
	Note	2015 (Unaudited)	2016 (Unaudited)
		NT$	NT$	US$
				(Note 4)
Operating Revenues		$62,074,982	$62,934,405	$2,012,613
Operating Costs	8, 13, 23	(45,907,965)	(48,812,468)	(1,561,000)

Gross Profit		16,167,017	14,121,937	451,613

Operating Expenses	13, 23
Selling expenses		(751,726)	(741,705)	(23,719)
General and administrative expenses		(2,562,713)	(2,621,826)	(83,845)
Research and development expenses		(2,858,895)	(3,013,824)	(96,381)

		(6,173,334)	(6,377,355)	(203,945)

Other income and expenses	24	(253,725)	(184,950)	(5,915)

Operating Profit		9,739,958	7,559,632	241,753

Non-operating Income and Expenses
Interest income		116,499	110,562	3,536
Other gains and losses	25	(66,683)	(337,206)	(10,784)
Finance costs		(427,262)	(415,785)	(13,297)
Share of losses/gains of associates and joint ventures accounted for using the equity method	10	(34,200)	48,360	1,547
Dividends income		347,408	265,550	8,492
(Losses) /Gains on disposal of investments	9, 10	(368)	217,199	6,946
Gains on financial liabilities at fair value through profit or loss	14	721,581	844,056	26,993

		656,975	732,736	23,433

Income before Income Tax		10,396,933	8,292,368	265,186
Income Tax Expense	21, 26	(1,180,650)	(1,038,887)	(33,223)

Net Income		$9,216,283	$7,253,481	$231,963

Other Comprehensive Income	22, 26
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements		10,297	(860,748)	(27,526)
Unrealized loss on available-for-sale financial assets		(2,548,042)	(647,052)	(20,693)
Share of other comprehensive income of associates and joint ventures		—	(80,684)	(2,580)
Income tax relating to items that may be reclassified to profit or loss		207,006	69,966	2,237

Other Comprehensive Loss for the year, net of tax		(2,330,739)	(1,518,518)	(48,562)

Total Comprehensive Income for the year		$6,885,544	$5,734,963	$183,401

Net Income Attributable to:
Owners of the parent		$9,216,283	$7,253,481	$231,963

Total Comprehensive Income Attributable to:
Owners of the parent		$6,885,544	$5,734,963	$183,401

Earnings Per Share (in New Taiwan dollars)	27
Basic		$2.96	$2.33	$0.07

Diluted		$2.70	$1.84	$0.06

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF DOLLARS)

				Retained Earnings		Other Comprehensive Income
		Capital Stock	Capital Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post- employment Benefit Obligations	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Nine months ended September 30, 2015
Balance at January 1, 2015 (Unaudited)		$31,163,611	$15,758,479	$8,797,005	$10,640,940	$3,670,115	$720,253	$23,339	$70,773,742
Appropriation of earnings for prior years:	21
Legal reserve		—	—	1,170,770	(1,170,770)	—	—	—	—
Cash dividends		—	—	—	(9,349,083)	—	—	—	(9,349,083)
Net income		—	—	—	9,216,283	—	—	—	9,216,283

Other comprehensive income (loss)	22	—	—	—	—	(2,341,043)	10,304	—	(2,330,739)

Total comprehensive income		—	—	—	9,216,283	(2,341,043)	10,304	—	6,885,544

Balance at September 30, 2015 (Unaudited)		$31,163,611	$15,758,479	$9,967,775	$9,337,370	$1,329,072	$730,557	$23,339	$68,310,203

Nine months ended September 30, 2016
Balance at January 1, 2016 (Unaudited)		$31,163,611	$15,758,358	$9,967,775	$9,132,550	$3,139,880	$492,982	($125,931)	$69,529,225
Appropriation of earnings for prior years:	21
Legal reserve		—	—	876,226	(876,226)	—	—	—	—
Cash dividends		—	—	—	(8,725,811)	—	—	—	(8,725,811)
Cash distribution from capital reserve	20	—	(3,116,361)	—	—	—	—	—	(3,116,361)
Net income		—	—	—	7,253,481	—	—	—	7,253,481
Other comprehensive income (loss)	22	—	—	—	—	(658,563)	(859,955)	—	(1,518,518)

Total comprehensive income		—	—	—	7,253,481	(658,563)	(859,955)	—	5,734,963

Balance at September 30, 2016 (Unaudited)		$31,163,611	$12,641,997	$10,844,001	$6,783,994	$2,481,317	($366,973)	($125,931)	$63,422,016

Balance at September 30, 2016 (Unaudited), in US$	4	$996,598	$404,285	$346,786	$216,949	$79,351	($11,735)	($4,027)	$2,028,207

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF DOLLARS)

		Nine months ended September 30,
	Note	2015 (Unaudited)	2016 (Unaudited)
		NT$	NT$	US$
				(Note 4)
Cash flows from operating activities
Consolidated income before tax		$10,396,933	$8,292,368	$265,186
Adjustments to reconcile consolidated income before tax to net cash provided by operating activities:
Depreciation	12, 23	9,678,952	9,633,210	308,066
Amortization	13, 23	465,771	305,896	9,782
Gains on financial liabilities at fair value through profit or loss	14	(721,581)	(844,056)	(26,993)
Interest expense		426,481	415,184	13,277
Interest income		(116,499)	(110,562)	(3,536)
Dividend income		(347,408)	(265,550)	(8,492)
Share of losses (gains) of associates and joint ventures accounted for using the equity method	10	34,200	(48,360)	(1,547)
Gains on disposal of property, plant and equipment	24	(33,899)	(23,929)	(765)
Losses (gains) on disposal of investment	9, 10	368	(217,199)	(6,946)
Impairment loss on property, plant and equipment	24	40,728	49,125	1,571
Foreign currency exchange losses (gains) on convertible bonds payable		467,880	(570,808)	(18,254)
Foreign currency exchange gains on long-term loan		(80,937)	(237,802)	(7,605)
Changes in assets and liabilities related to the operation
Notes receivable		2,053	(11,105)	(355)
Accounts receivable		1,506,578	(2,012,802)	(64,368)
Other receivables		275,347	(30,293)	(969)
Inventories		86,706	(1,143,338)	(36,563)
Other current assets-other		(2,076)	89,499	2,862
Other non-current assets-other		(40,405)	(62,459)	(1,997)
Accounts payable		(837,140)	1,427,463	45,650
Other payables		462,746	502,335	16,064
Other current liabilities		281,019	(35,342)	(1,130)
Other non-current liabilities		(19)	67,904	2,172

Cash provided by operations		21,945,798	15,169,379	485,110
Interest received		124,622	112,276	3,590
Dividend received		341,759	—	—
Interest paid		(199,591)	(178,150)	(5,697)
Income tax paid		(2,777,901)	(1,434,801)	(45,884)

Net cash provided by operating activities		19,434,687	13,668,704	437,119

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(Continued)

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF DOLLARS)

		Nine months ended September 30,
	Note	2015 (Unaudited)	2016 (Unaudited)
		NT$	NT$	US$
				(Note 4)
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets	9	$—	$1,454,403	$46,511
(Increase) decrease in pledged deposits		(44,800)	27,100	867
Acquisition of property, plant, and equipment	12, 28	(10,785,106)	(11,858,794)	(379,239)
Proceeds from disposal of property, plant, and equipment	12	99,610	136,561	4,367
Increase in refundable deposits		(81,017)	(513,400)	(16,418)
Decrease in refundable deposits		65,196	199,218	6,371
Acquisition of intangible assets	13	(78,965)	(52,150)	(1,668)
Increase in other non-current assets		(252,474)	—	—

Net cash used in investing activities		(11,077,556)	(10,607,062)	(339,209)

Cash flows from financing activities
Proceeds from long-term loans		1,500,000	7,000,000	223,857
Repayment of long-term loans		(8,235,833)	(3,808,721)	(121,801)
Increase in deposit-in		30,574	7,465	239
Decrease in deposit-in		(32,879)	(107,722)	(3,445)
Payment for cash dividends and cash distribution from capital reserve		(9,349,083)	(11,842,172)	(378,707)

Net cash used in financing activities		(16,087,221)	(8,751,150)	(279,857)

Effect on foreign currency exchange		12,006	(324,926)	(10,391)

Net decrease in cash and cash equivalents		(7,718,084)	(6,014,434)	(192,338)
Cash and cash equivalents at the beginning of the year		30,154,713	25,191,374	805,608

Cash and cash equivalents at the end of the year	6	$22,436,629	$19,176,940	$613,270

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

1.	History and Organization

Siliconware Precision Industries Co., Ltd. (the “Company”) was incorporated as a company limited by shares under the Company Law of the Republic of China (R.O.C.) in May 1984, and has been listed on the Taiwan Stock Exchange since April 1993, and on the NASDAQ National Market under the trading symbol of SPIL since June 2000. The Company is mainly engaged in the assembly, testing and turnkey services of integrated circuits. The address of the registered office is No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung 427, Taiwan, R.O.C.

2.	The Date of Authorization for Issuance of the Consolidated Financial Statements and Procedures for Authorization

The condensed interim consolidated financial statements have been authorized for issue by the Audit Committee on November 09, 2016.

3.	The Adoption of New and Amended Standards and Interpretations

A. New Standards and Interpretations Not Yet Adopted

New Standards, Amendments, and Interpretations	Content	Effective Date
IFRS 15, ‘Revenue from contracts with customers’ and amendments

The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.

The amendments to IFRS 15 clarify how to identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

January 1, 2018

IFRS 9, ‘Financial instruments’	The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets, namely, amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss, with the irrevocable option at inception to present changes in fair value in other comprehensive not recycled to profit and loss. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the“hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.	January 1, 2018

IFRS 16, ‘Leases’	‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. An entity shall apply IFRS 16 for annual periods beginning on or after January 1, 2019 and earlier application is permitted subject to the entity adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.	January 1, 2019

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

At this stage, the Company and its subsidiaries (the “Group”) is not able to estimate the effect of the new rules on the Group’s financial statements. The Group will make more detailed assessments of the effect over the next twelve months. The Group does not expect to adopt the new standard before 1 January 2018.

B.	New Standards and Interpretations Adopted

The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2016:

•	Accounting for acquisitions of interests in joint operations-Amendments to IFRS 11

•	Clarification of acceptable methods of depreciation and amortisation-Amendments to IAS 16 and IAS 38

•	Annual improvements to IFRSs 2012-2014 cycle, and

•	Disclosure initiative-amendments to IAS 1.

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

4.	Summary of Significant Accounting Policies

The principal accounting policies adopted are consistent with the previous financial year and corresponding interim reporting period, except for the compliance statement, basis of consolidation and additional policies as set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)	Compliance Statement

A.	These interim consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

B.	This interim financial statements does not include all the notes of the type normally included in an annual financial statements. Accordingly, this financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015 and any public announcements made by the Company during the interim reporting period.

C.	Convenience Translation into US Dollars

The Group maintains its accounting records and prepares its financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the condensed interim consolidated financial statements for the nine months ended September 30, 2016 are presented solely for the convenience of the reader and were translated at the rate of NT$31.27 (in dollars) to US$1.00 (in dollars), which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2016 as the last quoted rate at the balance sheet date. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

(2)	Basis of Consolidation

A.	Basis for preparation of consolidated financial statements

The basis for preparation of the consolidated financial statements is consistent with those of the year ended December 31, 2015.

B.	Subsidiaries included in these condensed interim consolidated financial statements.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

			% of ownership held by the named investors as of
Name of investor	Name of subsidiaries	Main operating activities	December 31, 2015	September 30, 2016
The Company	SPIL (B.V.I.) Holding Limited	Investment activities	100%	100%
The Company	Siliconware Investment Co., Ltd	Investment activities	100%	100%
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc. (SUI)	Communications and relationship maintenance with companies headquartered in North America	100%	100%
SPIL (B.V.I.) Holding Limited	SPIL (Cayman) Holding Limited	Investment activities	100%	100%
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Assembly and testing services	100%	100%

(3)	Employee Benefits

Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events.

(4)	Income Tax

The interim period income tax expense is recognized based on the estimated average annual effective income tax rate expected for the full financial year applied to the pretax income of the interim period.

5.	Critical Accounting Estimates and Judgments

The same critical accounting judgments, estimates and key sources of assumption applied in these condensed interim consolidated financial statements are consistent with Note 5 in the consolidated financial statements for the year ended December 31, 2015.

6.	Cash and Cash Equivalents

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Cash on hand and petty cash	1,008	1,158
Cash equivalents	4,145	—
Savings accounts and checking accounts	3,825,387	4,198,313
Time deposits	21,360,834	14,977,469

	25,191,374	19,176,940

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

7.	Accounts Receivable, Net

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Accounts receivable	15,841,479	17,616,814
Less: Allowance for sales discounts	(14,056)	(3,006)
Allowance for doubtful accounts	(1,695)	(1,695)

	15,825,728	17,612,113

The Group assessed that the carrying value of receivables mentioned above are highly likely to be recovered; therefore the credit risk is low. Please refer to Note 34 B for relevant analysis.

Movements on the Group’s allowance for doubtful accounts are as follows:

	For the nine months ended September 30,
	2015	2016
	NT$	NT$
Balance at January 1 and September 30	1,695	1,695

8.	Inventories

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Raw materials and supplies	3,914,377	5,695,156
Work in process	587,942	632,824

	4,502,319	6,327,980

	For the nine months ended September 30,
	2015	2016
Expense / loss incurred related to inventories :	NT$	NT$
Cost of goods sold	45,893,722	48,764,853
Decline in market value and loss on obsolescence	6,980	50,941
Others	7,263	(3,326)

	45,907,965	48,812,468

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

9.	Available-for-sale Financial Assets

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Current Item:
Common Stock	1,067,204	—
Fund	—	167,503

	1,067,204	167,503

Non-current Items:
Common Stock	5,336,887	4,541,857
Fund	189,525	—

	5,526,412	4,541,857

A.	In 2015, the stock price of domestic listed stocks declined significantly below its cost. The company recognized impairment loss of $1,856,442 as a result of the decline in stock price. These impaired equity securities were subsequently sold in February 2016 and recognized gains on disposal of $10,256. Accordingly, they were classified from non-current to current assets as of December 31, 2015. The foreign fund matured in one year was classified from non-current to current assets. The Company disposed common stock of available-for-sale financial assets and recognized gains on disposal of $206,943 in third quarter.

B.	The Company didn’t dispose any of its available-for-sale financial assets for the nine months ended September 30, 2015.

10.	Investments Accounted for Using the Equity Method

		Carrying Amount		% of ownership interest
Associates	Nation of Registration	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016
Individually immaterial:		NT$	NT$
Yann Yuan Investment Co., Ltd	Taiwan, R.O.C.	2,399,910	2,436,102	33.33%	33.33%
ASM Advanced Packaging Materials Pte. Ltd. (AAPM)	Singapore	122,748	50,911	39.00%	39.00%

		2,522,658	2,487,013

A.	In December 2015, Siliconware Investment Co., Ltd. (which is the Company’s subsidiary) invested in Yann Yuan Investment Co., Ltd with cash of $2,400,000.

B.	In order to develop new generation substrates and increase substrate supply sources, the Company acquired the shares in Interconnect, as of September 30, 2015, the carrying amount of investment in Interconnect was $0 and unrecognized share of loss was $133,583 due to the sustained losses of Interconnect. In October 2015, Interconnect sold major assets and liabilities to a newly established company, AAPM, in exchange for cash and 39% interests in AAPM. Concurrently, another third party shareholder contributed cash to acquire 61% interests in AAPM. As a result, the Company evaluated the recoverable amounts of investment in Interconnect using the fair value less cost of disposal model, and reversed the previous impairment charges in “other gains and losses” amounted to $134,992. The recoverable amount was determined by referencing to AAPM’s per share price issued to the third party shareholder, therefore, it is considered a Level 2 non-recurring fair value measurement. The Company also recognized previously unrecognized share of loss in Interconnect amounted to $133,583. Interconnect subsequently reduced its capital in December 2015. The 39% interests in AAPM were distributed to the Company as capital return. Accordingly, the Company derecognized the investment in Interconnect and recognized a disposal gain of $139,567.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

11.	Financial Instruments by Category

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Financial Assets
Loans and receivables
Cash and cash equivalents	25,191,374	19,176,940
Notes receivable	11,403	21,635
Accounts receivable	15,825,728	17,612,113
Other receivables	473,431	749,840
Time deposit pledged as collateral (shown as other current assets-other)	384,400	357,300
Refundable deposit (shown as other non-current assets-other)	185,834	492,954
Available-for-sale financial assets, current	1,067,204	167,503
Available-for-sale financial assets, non-current	5,526,412	4,541,857

	48,665,786	43,120,142

Financial Liabilities
Financial liabilities at amortised cost
Short-term loans	2,790,125	2,665,600
Accounts payable	6,942,527	8,280,808
Other payables	11,512,740	12,558,458
Receipts under custody (shown as other current liabilities-other)	94,442	78,628
Deposit received (shown as other current liabilities-other and other non-current liabilities)	130,180	29,175
Convertible bonds	12,627,311	12,287,925
Long-term loans (including the current portion)	13,849,164	16,729,573
Long-term payable (shown as other non-current liabilities)	177,525	89,859
Financial liability at fair value through profit or loss	1,798,920	954,864

	49,922,934	53,674,890

12.	Property, Plant and Equipment

A.	Carrying amount by category:

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Land	2,903,192	2,903,192
Buildings	19,663,930	19,931,745
Machinery and equipment	33,130,757	32,473,969
Other equipment	4,498,187	4,525,641
Construction in progress and equipment awaiting for inspection	4,109,542	6,496,983

	64,305,608	66,331,530

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Movement from period beginning to period end

(a)	From January 1, 2015 to September 30, 2015

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	22,789,352	686,106	—	6,775,511	2,738	30,253,707
Machinery and equipment	71,922,606	4,106,388	(4,757,516)	1,996,809	4,246	73,272,533
Other equipment	7,629,873	668,891	(454,592)	724,729	479	8,569,380
Construction in progress and equipment awaiting for inspection	10,018,645	6,405,633	—	(9,497,049)	768	6,927,997

	115,263,668	11,867,018	(5,212,108)	—	8,231	121,926,809

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	9,636,672	1,245,513	—	—	—	777	10,882,962
Machinery and equipment	38,233,303	7,586,409	31,736	(4,682,761)	966	5,839	41,175,492
Other equipment	3,873,022	847,030	8,992	(454,590)	(966)	676	4,274,164

	51,742,997	9,678,952	40,728	(5,137,351)	—	7,292	56,332,618

(b)	From January 1, 2016 to September 30, 2016

i. Cost
	Balance at January 1	Additions	Disposals	Transfers	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$	NT$
Land	2,903,192	—	—	—	—	2,903,192
Buildings	30,952,914	690,357	(83,379)	1,008,299	(194,563)	32,373,628
Machinery and equipment	74,384,223	5,632,012	(6,047,045)	1,460,334	(847,260)	74,582,264
Other equipment	8,900,324	746,598	(556,115)	379,623	(106,468)	9,363,962
Construction in progress and equipment awaiting for inspection	4,109,542	5,332,870	(420)	(2,848,256)	(96,753)	6,496,983

	121,250,195	12,401,837	(6,686,959)	—	(1,245,044)	125,720,029

ii. Accumulated depreciation and impairment
	Balance at January 1	Depreciation expense	Impairment losses	Disposals	Transfers	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Buildings	11,288,984	1,287,892	—	(83,379)	—	(51,614)	12,441,883
Machinery and equipment	41,253,466	7,364,864	39,895	(6,010,875)	(16,161)	(522,894)	42,108,295
Other equipment	4,402,137	980,454	9,230	(506,225)	16,161	(63,436)	4,838,321

	56,944,587	9,633,210	49,125	(6,600,479)	—	(637,944)	59,388,499

C.	There is no interest capitalized for the nine months ended September 30, 2015 and 2016.

D.	For idle equipment, the Group adopted fair value less cost of disposal method to measure their recoverable amount and recognized impairment loss of $40,728 and $49,125 for the nine months ended September 30, 2015 and 2016, respectively. The recoverable amount of major impaired property, plant and equipment is determined based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market. The recent quoted prices of assets are a level 2 input in terms of IFRS 13 because the secondary market is not very active.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

13.	Intangible Assets

A.	Carrying amount by category:

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
License Fee	53,569	37,304
Software	139,205	143,658

	192,774	180,962

B.	Movement from period beginning to period end

(a)	From January 1, 2015 to September 30, 2015

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$
License Fee	608,138	—	—	—	608,138
Software	174,858	78,965	(68,768)	63	185,118

	782,996	78,965	(68,768)	63	793,256

ii. Accumulated amortization
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$
License Fee	433,876	90,628	—	—	524,504
Software	99,950	34,458	(68,768)	15	65,655

	533,826	125,086	(68,768)	15	590,159

(b)	From January 1, 2016 to September 30, 2016

i. Cost
Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$
License Fee	112,248	—	(4,300)	—	107,948
Software	202,314	52,150	(20,015)	(1,604)	232,845

	314,562	52,150	(24,315)	(1,604)	340,793

ii. Accumulated amortization

Item	Balance at January 1	Additions	Disposals	Exchange differences, net	Balance at September 30
	NT$	NT$	NT$	NT$	NT$
License Fee	58,679	16,265	(4,300)	—	70,644
Software	63,109	46,638	(20,015)	(545)	89,187

	121,788	62,903	(24,315)	(545)	159,831

For the nine months ended September 30, 2015 and 2016, amortizations of $10,107and $17,385 are included in “operating cost”, and amortizations of $114,979 and $45,518 are included in “operating expense” in the statement of comprehensive income.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

14.	Financial Liabilities at Fair Value Through Profit or Loss

As of December 31, 2015 and September 30, 2016, the detail of financial liabilities at fair value through profit or loss is as follow:

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Conversion option, redemption option and put option of convertible bonds upon initial recognition(Note 15)	774,319	774,319
Valuation adjustments	1,024,601	180,545

	1,798,920	954,864

For the nine months ended September 30, 2015 and 2016, the Company recognized net gains of $721,581 and $844,056 on financial liabilities at fair value through profit or loss, respectively.

15.	Other Payables

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Payables for equipment	3,576,455	4,045,884
Payables for employees’ compensations	3,929,214	4,216,721
Others	4,007,071	4,295,853

	11,512,740	12,558,458

16.	Convertible Bonds

As of December 31, 2015 and September 30, 2016, the detail of convertible bonds is as follow:

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Unsecured overseas convertible bonds	13,821,965	13,206,021
Less: Discounts on bonds payable	(1,194,654)	(918,096)

	12,627,311	12,287,925

In October 2014, the Company issued the fourth unsecured overseas convertible bonds (the “Bonds”) in US$400,000 thousand. The Bonds are zero coupon bonds with a maturity of 5 years, with par value of US$250 thousand or in any integral multiples thereof.

Key terms and conditions of the Bonds are as follows:：

A.	Each holder of the Bonds has the right to convert at any time starting from the day immediately following 40 days after the issue date to 10 days prior to the maturity date, except during legal lock-up period, into newly issued listed common shares or American Depository shares (“ADSs”) at the conversion price NT$53.1038 dollars, determined on the basis of a fixed exchange rate of US$1 to NT$30.392 (in dollar). The conversion price was adjusted to $45.7579 dollars as of September 30, 2016.

B.	Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed by the Company on the maturity date at an amount equal to 105.11% of the principals, with repayment made in US dollars.

C.	Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) at 103.04% of the principal amount on the third anniversary of the issuance date or (2) at principal amount plus 1% interest compounded semiannually (“Early Redemption Amount”) in the event of a change in control or delisting.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	The Company may redeem the Bonds in whole or in part, from 3 years after the issuance date, at a price equal to the Early Redemption Amount, provided that the closing price of the Company’s common shares on the Taiwan Stock Exchange, converted into US dollars at the prevailing exchange rate, on 20 trading days within a period of 30 consecutive trading days, is at least 130% of the Early Redemption Amount divided by the conversion ratio. The Company may, in whole but not in part, redeem all of the Bonds at the Early Redemption Amount in the event that more than 90% of the Bonds have been previously redeemed, converted, or repurchased or cancelled, or in the event of changes in the R.O.C.’s tax rules which result in significant unfavorable tax consequences to the Company.

E.	The Bonds contained a debt host contract, recognized as convertible bonds, and the Bonds Options were aggregately recognized as financial liabilities at fair value through profit or loss. The effective interest rate of the debt host contract was 2.407% and the aggregate fair value of the Bonds Options was $774,319 on initial recognition.

17.	Loans

A.	Short-term Loans

	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Credit loans	2,790,125	2,665,600

Interest rates	1.3130%	1.4362%

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Long-term Loans

Loan period and repayment method	As of
	December 31, 2015	September 30, 2016
	NT$	NT$
Syndicated bank loans:
2012.8.10-2017.8.10 Including US$116,667 thousand and US$33,333 thousand respectively.Repayables in 6 semi- annually installments starting from February 2015	6,006,750	2,132,667
Other bank loans:
2013.12.31-2016.12.31 Extendible when due	1,500,000	1,500,000
2014.8.11-2018.12.13 Repayables in 5 semi-annually installments starting from December 2016	850,000	850,000
2014.8.11-2018.12.10 Repayables in 6 semi-annually installments starting from June 2016	1,500,000	1,250,000
2014.8.11-2019.8.11 Repayables in 6 semi-annually installments starting from February 2017	1,500,000	1,500,000
2015.7.1-2020.7.1 Repayables in 6 semi-annually installments starting from January 2018	1,500,000	1,500,000
2015.11.13-2020.11.13 Repayables in 6 semi-annually installments starting from June 2018	1,000,000	1,000,000
2016.07.19-2021.01.10 Repayables in 6 semi-annually installments starting from July 2016	—	3,000,000
2016.07.19-2021.07.19 Repayables in 6 semi-annually installments starting from January 2019	—	4,000,000
Less:
Arrangement fee of syndicated loans	(7,586)	(3,094)
Current portion	(5,991,128)	(4,972,652)

	7,858,036	11,756,921

Interest rate	1.2217%-1.6173%	1.1287%-2.0227%

(1)	In order to fulfill the requirements of operational and capital expenditures, the Company entered into syndicated loan agreements with eleven financial institutions, including Mega International Commercial Bank, the management bank, in August 2012. All long-term loans are with credit periods of five years and are floating interest rate loans.

(2)	Pursuant to the loan agreement, the Company should maintain, on a semi-annual and annual basis, certain debt covenants, such as current ratio, liability ratio as well as the ratio of interest coverage. Cash dividends approved by the shareholders in the meeting held on May 16, 2016 were not paid on June 30, 2016 which resulted in the Company not meeting the liability ratio as required under the loan agreements as of June 30, 2016. The liability ratio have recovered to the normal level after the payment of cash dividends on July 21, 2016. Participating banks of the syndicated loan agreed to extend the time point of examining the financial ratio from the second quarter of 2016 to the third quarter. As of September 30, 2016, the Company is in compliance with all the debt covenants.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

18.	Post-employment Benefit

The Group recognized pension costs in respective of defined benefit plans of NT$37,029 thousand and NT$100,093 in the consolidated income statements for the nine months ended September 30, 2015 and 2016, respectively.

The Group recognized pension costs in respective of defined contribution plans of NT$401,282 and NT$409,168 in the consolidated income statements for the nine months ended September 30, 2015 and 2016, respectively.

19.	Capital Stock

A.	As of December 31, 2015 and September 30 2016, the authorized capital of the Company was $36,000,000 and the paid-in-capital was $31,163,611 with par value of $10 (in dollars) per share.

B.	The Company issued $1,500,000 American Depositary Shares (“ADSs”), represented by 30,000,000 units of ADSs, in June 2000. Each ADS represents five shares of common stock of the Company with an offering price of US$8.49 (in dollars) per ADS. As of December 31, 2015 and September 30 2016, the outstanding ADSs amounted to 51,404,643 units and 40,904,189 units, respectively. Major terms and conditions of the ADSs are summarized as follows:

(1)	Voting Rights:

ADS holders will have no rights to vote directly in stockholders’ meetings with respect to the Deposited Shares. The Depositary shall provide voting instruction to the Chairman of the Company and vote on behalf of the Deposited shares evidenced by ADSs. If the Depositary receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same direction on a resolution, the Depositary will vote in the manner as instructed.

(2)	Distribution of Dividends:

ADS holders are deemed to have the same rights as holders of common shares with respect to the distribution of dividends.

20.	Capital Reserve

A.	Pursuant to the Company Law of the R.O.C., the capital reserve arising from paid-in capital in excess of par on the issuance of stocks, from merger, from the conversion of convertible bonds and from donation shall be exclusively used to cover accumulated deficits or transferred to capital proportionally either in issuing common stock or in returning cash. Other capital reserves shall be exclusively used to cover accumulated deficits. The amount of capital reserve used to increase capital is limited to 10% of the common stock each year when the Company has no accumulated deficits. The capital reserve can only be used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits.

B.	According to the Company Law of the R.O.C., capital reserve is allowed to be transferred to share capital in the following year after the registration of capitalization is approved by the government authority.

C.	Distribution of capital reserve of $3,116,361 (NT$ 1.0 dollar per share) had been resolved at the stockholders’ meeting on May 16, 2016 and it was resolved in the board meeting that July 1st of the same year was the ex-dividend date.

21.	Retained Earnings

A.	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(1)	Payment of taxes and dues;

(2)	Completing the deficit and losses;

(3)	Set aside 10% of the remaining amount after deducting (1) and (2) as legal reserve;

(4)	Set aside no more than 1% of the remaining amount after deducting items (1), (2), and (3) as directors’ and supervisors’ remunerations.

(5)	After items (1), (2), (3), and (4) were deducted, 10% of the remaining amount may be allocated as employee bonus and 90% as stockholders’ dividend. However, distribution shall be made preferably by way of cash dividend and the amount is subject to the resolution adopted by the Board of Directors and approved at the Shareholders’ Meeting.

B.	Dividends may be distributed by way of cash dividend and stock dividend. Distribution shall be made preferably by way of cash dividend and the amount is subject to the resolution adopted by the Board of Directors and approved at the Shareholders’ Meeting. Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s financial statements in the period in which the dividends are approved.

C.	The Company’s amended Articles of Incorporation had been approved by the stockholders in the meeting held on May 16, 2016, under which current year’s earnings, if any, shall be distributed in the following order:

(1)	Payment of taxes and dues;

(2)	Completing the deficit and losses;

(3)	Set aside 10% for statutory surplus reserve, unless the statutory surplus reserve has reached the total capital;

(4)	Set aside or reverse special reserves;

(5)	Any further remaining amount shall be added to the unallocated surplus from the prior year as shareholder dividend and bonus. The Board of Directors shall draft a proposal to distribute the surplus, which shall be approved at a shareholders’ meeting.

D.	Legal reserve can only be used to offset deficits or increase capital in issuing common stock or in distributing cash. The amount of legal reserve that may be used to increase capital shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

E.	In accordance with the R.O.C. Securities and Future Bureau (SFB) regulations, in addition to legal reserve, the Company should set aside a special reserve from the debit balance on other equity items at the balance sheet date before distributing earnings. When debit balance on other equity items is reversed subsequently, the reserved amount could be included in the distributable earnings.

F.	The Taiwan imputation tax system requires that any undistributed current earnings of a company derived on or after January 1, 1998 to be subject to an additional 10% corporate income tax if the earnings are not distributed in the following year. As of December 31, 2015 and September 30, 2016, the undistributed earnings derived on or after the implementation of the imputation tax system were $9,921,153, and $7,423,377, respectively.

G.	As of December 31, 2015 and September 30, 2016, the balances of shareholders’ imputation tax credit account of the Company were $875,437, and $54,568, respectively. The rate of shareholders’ imputation tax credit to undistributed earnings for the earnings distributed in 2015 was 17.19%.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

However, the rate is subject to changes based on the balance of shareholders’ imputation tax credit account, the undistributed earnings, and other tax credit amount in accordance with the R.O.C. tax law at the dividend distribution date.

Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

H.	The distributions of 2014 and 2015 dividends were resolved at the Shareholders’ meeting on June 16, 2015 and May 16, 2016, respectively. Details are summarized below:

	For the Years Ended December 31,
	2014		2015
	Amount	Dividends per share (in NT dollars)	Amount	Dividends per share (in NT dollars)
	NT$		NT$
Provision of Legal reserve	1,170,770		876,226
Cash dividends	9,349,083	3.00	8,725,811	2.80

At the stockholders’ meetings on June 16, 2015, the Company’s stockholders resolved to distribute $1,038,787 as employees’ cash bonuses and $105,369 as directors’ and supervisors’ remunerations, respectively. The aforementioned distributed amount is the same as the estimated amount accrued in 2014. It was resolved in the board meeting that July 31 of the same year is the ex-dividend date. The Company’s board of directors resolved July 1, 2015 as the ex-dividend date for the distribution of 2015 earnings. Any information in relation to the Company’s shareholders’ resolution on earnings distribution will be posted in the “Market Observation Post System” on the website of the Taiwan Stock Exchanges(“TSE”).

I.	Since the 2017 Shareholders’ meeting has yet to be held, there is uncertainty on the 2016 earnings distribution. This is to say, the potential tax consequence on the additional 10% tax on undistributed earnings cannot be reasonably estimated yet. In accordance with IAS 12, the Company accrued additional 10% tax on undistributed earnings in full. Income tax effect on dividend distribution is reversed and adjusted to tax expenses and related income tax payables in the following year when shareholders resolve the earnings distribution plan. As of September 30, 2016, the additional 10% tax payable of $639,383 was recognized in “Other non-current liabilities” on the balance sheet.

22.	Other Equity Items

	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2015	3,670,115	720,253	23,339
Changes in fair value of financial instruments
- pretax	(2,548,042)	—	—
- tax	206,999	—	—
Differences in translation- equity method investments
- pretax	—	10,297	—
- tax	—	7	—

As of September 30, 2015	1,329,072	730,557	23,339

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	Unrealized Gain on Valuation of Available-for- sale Financial Assets	Exchange Difference on Translation of Foreign Financial Statements	Remeasurements of Post-employment Benefit Obligations
	NT$	NT$	NT$
As of January 1, 2016	3,139,880	492,982	(125,931)
Share of other comprehensive income of associates
- pretax	(80,684)	—	—
Changes in fair value of financial instruments
- pretax	(407,295)	—	—
- tax	49,369	—	—
Recognition of changes in fair value of financial instruments in profit or loss
- pretax	(239,757)	—	—
- tax	19,804	—	—
Differences in translation- equity method investments
- pretax	—	(860,748)	—
- tax	—	793	—

As of September 30, 2016	2,481,317	(366,973)	(125,931)

23.	Expenses by Nature

	For the nine months ended September 30,
	2015	2016
	NT$	NT$
Employee benefit expenses
Salaries and bonuses	11,536,669	11,948,413
Post employment benefits	438,311	509,261
Others	1,518,092	1,611,040

	13,493,072	14,068,714

Depreciation and amortization expenses	10,144,723	9,939,106

A.	In accordance with Article 235 and 235-1 of the Company Act as amended in May 2015, and Jing-Shang-Zi Letter No. 10402413890, employees’ compensation (bonus), and directors’ remuneration shall not be considered as earnings distribution. An entity shall stipulate a fixed amount or ratio of annual profit to be distributed as employee compensation. The annual profit is defined as income before income tax, employees’ compensation and directors’ remuneration. If an entity has accumulated deficit, annual profit should be appropriated to cover such losses.

B.	In accordance with the Company’s Articles of Incorporation had been resolved at the Shareholders’ meeting on May 16, 2016, after covering accumulated losses, 10% of the annual profit shall be set aside as employees’ compensation. Additionally, 1% or less of the annual profit shall be set aside as directors’ remuneration. Employees’ compensation (bonus) is payable, in the form of cash or shares, to the payroll employees of the Company or its domestic or foreign subsidiaries over which the Company has 50% or more of voting power, who work substantially during the fiscal year in which the annual profit is generated.

C.	For the nine months ended September 30, 2015 and 2016, employee compensation was accrued at $1,136,805 and $896,703, respectively; directors’ remuneration was accrued at $113,681 and $89,670, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

D.	On February 4, 2016, the Company’s Board of Directors also resolved to distribute employee compensation of $1,128,007 and directors’ remuneration of $112,801, all paid in cash. The aforementioned distributed amount is the same as the estimated amount. The aforementioned distribution has been reported to the Shareholders’ meeting on May 16, 2016 which resolved the newly revised Articles of Incorporation. Any information in relation to the Company’s Board of Directors’ proposals and shareholders’ resolution on earnings distribution will be posted in the “Market Observation Post System” on the website of the Taiwan Stock Exchanges. Information regarding the employee compensation and the directors’ remuneration resolved by the shareholders’ meeting is available on the Market Observation Post System website of the TSE.

24.	Other Income and Expenses

	For the nine months ended September 30,
	2015	2016
	NT$	NT$
Loss on damages and claims	(334,149)	(301,429)
Gains on disposal of property, plant and equipment and other assets	33,899	23,929
Impairment loss on property, plant and equipment	(40,728)	(49,125)
Others	87,253	141,675

	(253,725)	(184,950)

25.	Other Gains and Losses, Net

	For the nine months ended September 30,
	2015	2016
	NT$	NT$
Foreign exchange loss—net	(66,683)	(337,206)

26.	Income Tax

A.	Income taxes recognized in profit or loss for the nine months ended September 30, 2015 and 2016 are as follows:

	For the nine months ended September 30,
	2015	2016
	NT$	NT$
Current income tax expense
Recognition for the current period	1,344,008	938,361
Provision of additional 10% tax on undistributed earnings	931,356	639,383
Reversal of additional 10% tax on undistributed earnings due to dividend distribution	(1,056,043)	(788,603)
Income tax adjustments for prior years	(39,425)	(6,336)

	1,179,896	782,805

Deferred income tax expense
Temporary differences	754	256,082

Income tax expense recognized in profit or loss	1,180,650	1,038,887

B.	Income taxes recognized in other comprehensive income for the nine months ended September 30, 2015 and 2016 are as follows:

	For the nine months ended September 30,
	2015	2016
	NT$	NT$
Unrealized gain on valuation of available-for-sale financial assets	206,999	69,173
Exchange difference on translation of foreign financial statements	7	793

	207,006	69,966

C.	The Company has met the requirement of “Incentives for Emerging Important Strategic Industries in Manufacturing and Technology Services” for its capitalization plans in 2007 and is exempted from income tax for revenues arising from the assembly and testing of certain integrated circuit products for a five-year period. The Company selected 2015 as the starting periods of the five-year income tax exemptions, which became (becomes) expired in December 2019. As a result of the above tax holiday, the net income was higher by $506,914 ($0.16 per share), $326,593 ($0.10 per share) for the nine months ended September 30, 2015 and 2016, respectively.

D.	The income tax returns of the Company have been assessed and approved by the Tax Authority through 2013.

E.	According to the amended Enterprise Income Tax Law of the Peoples’ Republic of China, effective January 1, 2008, the tax rate applicable to entities like Siliconware Technology (Suzhou) Limited is 25%.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

27.	Earnings Per Share (EPS)

	For the nine months ended September 30, 2015
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	9,216,283	3,116,361	2.96

Dilutive effect of employee compensation	—	45,146
Convertible bonds	(25,304)	245,757

Diluted earnings per share	9,190,979	3,407,264	2.70

	For the nine months ended September 30, 2016
	Income after tax	Weighted average outstanding common stock	Earnings per share (in dollars)
	NT$	(in thousands)	NT$
Basic earnings per share
Net income	7,253,481	3,116,361	2.33

Dilutive effect of employee compensation	—	21,855
Convertible bonds	(982,258)	265,677

Diluted earnings per share	6,271,223	3,403,893	1.84

A.	Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period excluding ordinary shares held as treasury stocks.

B.	Diluted earnings per share is calculated by adjusting the weighted average ordinary shares oustanding to assume conversion of all dilutive potential ordinary shares.

C.	As employees’ compensation (bonus) could be distributed in the form of stock, the diluted EPS computation shall include those estimated shares that would be increased from employees’ stock bonus issuance in the weighted-average number of common shares outstanding during the reporting year, which taking into account the dilutive effects of stock bonus on potential common shares; whereas, basic EPS shall be calculated based on the weighted-average number of common shares outstanding during the reporting year that include the shares of employees’ stock bonus for the appropriation of prior year earnings, which have already been resolved at the stockholders’ meeting held in the reporting year. Since capitalization of employees’ compensation (bonus) no longer belongs to distribution of stock dividends (or retained earnings and capital reserve capitalized), the calculation of basic EPS and diluted EPS for all periods presented shall not be adjusted retroactively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

28.	Non-Cash Transactions

The investment activities partially paid by cash are as follows:

	For the nine months ended September 30
	2015	2016
	NT$	NT$
Purchase of property, plant and equipment	11,867,018	12,401,837
Decrease in prepayment for equipment	(21,732)	(14,603)
Increase in equipment payable, net	(1,757,650)	(469,429)
Decrease in notes payable of construction	699,900	—
Effect of foreign currency exchange	(2,430)	(59,011)

Current cash payment	10,785,106	11,858,794

29.	Operating Leases

The Company leases several parcels of land from the Science Park Administration with expiration dates between December 2023 and December 2034. The Company can renew the leases upon expiration. The Company also entered into lease agreements for its buildings and certain machinery and equipment. Siliconware Technology (Suzhou) Limited also entered into lease agreements for its land use right and certain machinery and equipment. For the nine months ended September 30, 2015 and 2016, the Company recognized rental expense amounted to $393,628 and $475,335, respectively.

30.	Related Party Transactions

Inter-company transactions and balance on transactions between group companies are eliminated when preparing this consolidated financial statement and are not disclosed in this footnote. The transactions between the Company and other related parties are as follows:

A.	On June 30, 2016, the Company’s board of directors has adopted resolution to approve the entering into and execution of a “joint share exchange agreement” (the “Agreement”) with Advanced Semiconductor Engineering, Inc. ( the “ASE”) and agrees to establish a new holding company (the “Holdco”). The collaboration between the parties will result in synergies that can create a competitive advantages and opportunities for the future development and sustained growth of the semiconductor industry by enhancing efficiency and economies of scale as well deeply strengthening research and development and innovation capabilities, thereby providing customers with higher quality, more efficient, and well-rounded packaging and testing services. The Agreement will be conducted (1) at an exchange ratio of one ASE common share for 0.5 HoldCo common share, and (2) at NT$55 in cash for each of SPIL’s common shares, with ASE and SPIL becoming wholly-owned subsidiaries of HoldCo.

B.	The cash consideration of NT$55 has been adjusted to NT$51.2 after excluding the NT$2.8 per share cash dividend distribution approved by resolution at SPIL’s annual shareholders’ meeting in 2016 as well as a NT$1.0 per share payment from capital reserve. The NT$51.2 cash consideration aforementioned will not be subject to further adjustment if the cash dividends distribution by SPIL in 2017 is less than 85% of SPIL’s after-tax net profit for the year 2016.

C.	The closing of the transaction will be subject to the necessary approvals by relevant domestic and foreign competent authorities, the approvals by ASE and SPIL’s respective shareholders’ meeting as well as the satisfaction of other conditions precedent.

D.	The long stop date of the Agreement (the “Long Stop Date”), which means the expiration of the Agreement, is set at 18 months after the execution date of the Agreement (i.e., December 31, 2017) or a later date otherwise agreed upon in writing by both parties. If the closing of this transaction cannot be consummated due to failure of the conditions precedent to be satisfied on or before the Long Stop Date, the Agreement shall be terminated automatically at 0:00 on the day immediately following the Long Stop Date, except as otherwise agreed thereof.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

E.	Personnel compensations to Directors, Supervisors, and Managements

	For the nine months ended September 30
	2015	2016
	NT$	NT$
Short-term employee benefits	302,146	326,247
Post-employment benefits	2,138	64,530

	304,284	390,777

31.	Assets Pledged as Collateral

The following assets have been pledged as collateral against certain obligations of the Company:

	As of
Assets	December 31, 2015	September 30, 2016	Subject of collateral
	NT$	NT$
Time deposits (shown as other financial assets, current)	384,400	357,300	Guarantees for customs duties and land leased from Science Park Administration

32.	Commitments and Contingencies

A.	If any of the events described below occurs during the period from the Execution Date until the Share Exchange Record Date, except the prior written consent of ASE, the Company shall not nor procure the Company’s subsidiaries to:

(1)	Issue any equity-linked securities (except for any share(s) newly issued as a result of the exercise of conversion rights by holders of the Company’s Foreign Convertible Bonds).

(2)	Except for the repurchase of shares from the shareholders exercising appraisal rights in connection with this Transaction in accordance with laws and regulations and Article 13 hereof or redemption of the Company’s Foreign Convertible Bonds as contractually agreed, directly or indirectly repurchase, individually or through any third party, its issued and outstanding shares or equity-linked securities, decrease capital, resolve for dissolution, or file for restructuring, settlement or bankruptcy.

(3)	Except subject to affirmative court judgments, arbitration awards or approvals, orders, administrative decisions or approved conditions/burdens or other requirements imposed by competent authorities (including, but not limited to, the Taiwan Stock Exchange, the Taiwan Fair Trade Commission, the United States Federal Trade Commission, the SEC, and the Antitrust Law Enforcement Authorities of Relevant Countries and Regions), none of the Company or any of its directors, managers, employees, agents or representatives may offer, agree, enter into or sign with any third party any contract, agreement or other arrangements in respect of any following matter: (a) any transaction that may involve a spin-off, a purchase or a sale of shares of non-financial investment nature, or any other transaction of similar nature; (b) a lease of all businesses or an entrustment, a joint operation, or an assumption of the entire business or assets from others (except for an assumption of the entire business or assets from others in an aggregated transaction amount less than NT$500,000,000); or (c) any merger and acquisition without issuing HoldCo’s shares, any sale of all or material assets or businesses of 100% Subsidiaries, any disposal of interest in material assets or businesses of 100% Subsidiaries, or exclusive licensing of all or material patents or technologies of 100% Subsidiaries, provided.

However’ if the Company receives a Superior Proposal from a third party the conditions of which are more favorable than those of this Transaction that cannot complete the Share Exchange under this Agreement due to its acceptance of a Superior Proposal as set forth above, the Company shall pay to ASE the amount of NT$17 billion as a termination fee for the Transaction.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

B.	Pursuant to future operating expansion, the Group entered into several facility construction agreements amounting to $2,832,878, of which $1,903,042 remained unpaid as of September 30, 2016.

C.	The Group entered into several contracts for the use of certain technologies and patents in exchange of royalty payments. Contracts are valid until the expiry of patents or upon termination by both parties.

D.	Future minimum lease payments under the non-cancellable operating leases are as follows:

As of September 30, 2016
NT$
Within 1 year	157,042
1-5 year(s)	322,490
Over 5 years	914,410

1,393,942

33.	Significant Event After the Reporting Period

A.	The Company’s Board of Directors resolved to sale the plant and its affiliated equipment of Hsinchu second factory (No.15/17, Yuanqu 2nd Rd., Hsinchu City , Taiwan (R.O.C.)). The proceeds from disposal and gain/loss of disposal will be announced upon disposal of the factory and the related information will be posted in the “Market Observation Post System” at the website of the TSE.

B.	As of September 30, 2016, the Company held ChipMOS Technologies Inc. and ChipMOS Technologies (Bermuda) Ltd. 132,775 thousand shares and 1,244 thousand shares, respectively. On October 20, 2016, the Board of Directors of ChipMOS Technologies Inc., have approved that October 31, 2016 is the merger date, with ChipMOS Technologies Inc., be the surviving company. Under the agreement, Shareholders of ChipMOS Technologies (Bermuda) Ltd., will receive US$3.71 dollars in cash and 0.9355 share of American Depository Shares (“ADS”) in exchange for each share in ChipMOS Technologies (Bermuda) Ltd. Each ADS will represent 20 new common shares to be issued by ChipMOS Technologies Inc. The Company recognizes gains on disposal of investments of $759,717.

34.	Financial Risk Management

The Group’s activities expose it to a variety of financial risk: market risk (including currency risk, interest rate risk, and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

A.	Market risk

(1)	Currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD and the JPY. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group implements the policy of natural hedging and monitors the foreign exchange rate fluctuation closely to manage the risk. The Group’s exposure to foreign exchange risk is as follows:

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

	As of December 31, 2015
			Sensitivity analysis
(Foreign currencies: functional currencies)	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	793,731	32.775	1%	260,145
USD:RMB	16,231	6.4936	1%	5,320
Nonmonetary assets
USD:NTD	30,409	32.775	N/A	N/A
Investments accounted for using the equity method
USD:NTD	3,739	32.825	N/A	N/A
Financial Liabilities
Monetary liabilities
USD:NTD	660,413	32.875	1%	217,111
USD:RMB	120,271	6.4936	1%	39,539
JPY:NTD	3,549,618	0.2747	1%	9,751
JPY:RMB	165,246	0.0539	1%	454

	As of September 30, 2016
			Sensitivity analysis
(Foreign currencies: functional currencies)	Foreign Currencies in thousands	Exchange rates	Movement	Impact to profit and loss before tax
				(NT$)
Financial assets
Monetary assets
USD:NTD	802,056	31.310	1%	251,124
USD:RMB	17,341	6.6778	1%	5,429
Nonmonetary assets
USD:NTD	29,976	31.310	N/A	N/A
Investments accounted for using the equity method
USD:NTD	1,623	31.360	N/A	N/A
Financial Liabilities
Monetary liabilities
USD:NTD	606,465	31.410	1%	190,491
USD:RMB	118,999	6.6778	1%	37,378
JPY:NTD	4,478,851	0.3129	1%	14,014
JPY:RMB	614,000	0.0660	1%	1,921

The total exchange gain recognized include realized and unrealized loss arising from significant foreign exchange variation on the monetary items held by the Group for the nine-month periods ended September 30, 2015 and 2016 amounted $66,683 and $337,206 respectively.

(2)	Price risk

Pursuant to strategic investments objective, the Company is exposed to equity securities price risk in public market because of investments held by the Company, which are classified on the consolidated balance sheet as available-for-sale financial assets. To manage its market price risk, the Company monitors the future development of the investees and the market trend. Most investees of the Company are in electronic industry, of which Unimicron Technology Co. Ltd., ChipMOS Technologies Inc. and ChipMOS Technologies (Bermuda) Ltd. are traded publicly in the market. Unimicron Technology Co. and ChipMOS Technologies Inc. are listed on Taiwan Stock Exchange, and ChipMOS Technologies (Bermuda) Ltd. is listed on NASDAQ. For other equity investees that are not traded in public market, the Company implements suitable techniques to perform the assessments. As of December 31, 2015 and September 30, 2016, if the market price had increased/decreased by 10% with all other variables held constant, other comprehensive income would have increased/decreased by $585,978 and $441,078, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

(3)	Interest rate risk

The Group’s interest rate risk arises from cash, interest bearing time deposits, and borrowings. Mostly, residual cash will be held as deposit. As of December 31, 2015 and September 30, 2016, the Group held financial assets with cash flow interest rate risk of $41,592 and $6,092, respectively, and financial liabilities with cash flow interest rate risk of $16,646,875, and $19,398,267, respectively, if the interest rate had been increased/ decreased by 10 points (0.1%), income before income tax for the period would have been $16,605 and $19,392 lower / higher, respectively.

B.	Credit risk

The Group’s credit risk mainly arises from cash and cash equivalents (deposits with banks or financial institutions), accounts and notes receivable, other receivables and refundable deposits and etc.

(1)	For risks from banks and financial institutions, the Group periodically assesses their credit ratings based on information provided by external independent rating institutes. Furthermore, to minimize the credit risk, the Group allocates deposits based on each bank’s rating results. After the assessment, most of banks and financial institutions the Group transacts with are with minimum rating of “A”, which represents low credit default risks.

(2)	For risks from accounts and notes receivable, the Group assesses customers’ credit quality through internal risk assessment, taking into account of their current financial conditions and past transaction experiences. After the assessment, management does not expect significant losses from non-performance by these counterparties.

(3)	Aging analysis of accounts receivables that were past due is as follows:

	As of December 31, 2015
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1-90 days	767,130	—	767,130
91-180 days	9,005	—	9,005
Over 180 days	14,015	1,695	12,320

	790,150	1,695	788,455

	As of September 30, 2016
	Total	Impaired	Unimpaired
	NT$	NT$	NT$
1-90 days	568,603	—	568,603
91-180 days	37,648	—	37,648
Over 180 days	1,877	1,695	182

	608,128	1,695	606,433

Note: As of December 31, 2015 and September 30, 2016, no impairment loss incurred on accounts receivables that are not past due.

(4)	As of December 31, 2015 and September 30, 2016, the Group’s ten largest customers accounted for 67% and 67% of accounts receivables, respectively. The Group considers the concentration of credit risk for the remaining accounts receivable is immaterial.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

C.	Liquidity risk

The objective of liquidity risk management is to ensure the Group has sufficient liquidity to fund its business needs, and to maintain adequate cash, banking facilities to repay the borrowings. By considering its debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets, and other important factors, the finance department of the Company monitors the Group cash requirements and forecasts its future cash flow.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual terms (including principals and interests), which is presented on an undiscounted basis:

	As of December 31, 2015
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,822,367	—	—	—	2,822,367
Accounts Payable	6,942,527	—	—	—	6,942,527
Other Payables	11,512,740	—	—	—	11,512,740
Other Current Liabilities-Others	215,304	—	—	—	215,304
Convertible Bonds	—	13,549,760	—	—	13,549,760
Long-term Loans (include the current portion)	6,163,404	3,604,387	2,220,940	2,192,170	14,180,901
Other Non-Current Liabilities	—	118,580	59,175	9,088	186,843

	27,656,342	17,272,727	2,280,115	2,201,258	49,410,442

	As of September 30, 2016
	Less than 1 year	1-2 years	2-3 years	Over 3 years	Total
	NT$	NT$	NT$	NT$	NT$
Short-term Loans	2,677,625	—	—	—	2,677,625
Accounts Payable	8,280,808	—	—	—	8,280,808
Other Payables	12,558,458	—	—	—	12,558,458
Other Current Liabilities-Others	99,438	—	—	—	99,438
Convertible Bonds	—	12,945,946	—	—	12,945,946
Long-term Loans (include the current portion)	5,162,326	2,649,417	4,185,434	5,230,901	17,228,078
Other Non-Current Liabilities	—	89,859	—	8,365	98,224

	28,778,655	15,685,222	4,185,434	5,239,266	53,888,577

35.	Capital Risk Management

A.	The capital includes common share, capital reserve, legal reserve, and other equity items. The Group’s objectives in managing capital are to maintain sufficient capital to expand production capacity and equipment, and ensure the Group has sufficient and necessary financial resources to deal with operating capital demand, capital expenditure, research and development expenditure, dividend expenditure, loan repayment, and other operating demand.

B.	Except for those mentioned in Note 17, the Company does not have to follow any restrictions of outside capital.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

36.	Fair Value Information on Financial Instruments

A.	Fair value of financial instruments not carried at fair value

Except for convertible bonds which are measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate to their fair values. The fair value of the Group’s short-term financial instruments including cash and cash equivalents, receivables, time deposits, short-term loans, payables, receipts under custody and deposits received approximated their carrying amount due to their maturities within one year. The Group’s non-current financial instruments including non-interest bearing refundable deposits, receipts under custody, and bank loans carried at floating interest rates. The fair value of these financial instruments are approximated to its carrying amount due to the impact of discounting is not significant, or because the floating interest rates reset periodically to reflect the market conditions and the Group’s credit rating.

Convertible bonds:

	Carrying Amount	Fair Value (Level 3)
	NT$	NT$
December 31, 2015	12,627,311	12,785,745

September 30, 2016	12,287,925	12,661,999

The fair value was determined using discounted cash flow analysis with the applicable yield curve for the duration and recent transaction prices.

B.	The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for the asset or liability that are not based on observable market data.

C.	The Company’s financial instruments measured at fair value are as follows:

Recurring basis:

	As of December 31, 2015
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	$5,996,993	$596,623	$—

Financial liability at fair value through profit or loss	$—	$—	$1,798,920

	As of September 30, 2016
	Level 1	Level 2	Level 3
	NT$	NT$	NT$
Available-for-sale financial assets	$4,541,857	$167,503	$—

Financial liability at fair value through profit or loss	$—	$—	$954,864

Non-recurring basis:

None.

(1)	The fair value of financial instruments traded in active markets is based on quoted market price at the balance sheet date. For financial instruments with fair value not traded in active markets, the Company uses valuation techniques, which maximize the use of observable market data where it is available and relies as little as possible on entity specific estimates. The valuation technique currently used for unlisted available-for-sale securities is the market approach. The valuation is based on the benchmark companies’ stock prices and other specific indexes. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

Specific valuation techniques used to value financial instruments include:

A.	Quoted market prices or dealer quotes for similar instruments;

B.	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

(2)	There were no transfers between Level 1 and 2 for nine months ended September 30, 2015 and 2016.

(3)	The fair value measurements for the Company’s derivative instruments are carried out on the basis of a binomial model, with measurement on a quarterly basis. In the course of the valuation process, the required market data are collected and the non-observable parameters are examined and updated as required on the basis of internally available current information. In particular, the premises of the enterprise value of the Company’s derivative instruments, as well as any significant changes in the input parameters and their respective effects on the value of the option, are reported to management on a quarterly basis.

(4)	Parameters with a significant influence on the measurement of the option are the value of the Company’s derivative instruments as determined with the use of a discounted cash flow method and the expected volatility of that value. The approach for volatility estimation was changed to a direct analysis of the historical volatility. The higher the volatility, the fair value of the Company’s derivative instrument will be higher. The volatility as of December 31, 2015 and September 30, 2016 is 34.80% and 29.55%, respectively.

(5)	Reconciliation of Level 3 fair value measurements of financial liabilities

	2015	2016
	NT$	NT$
As of January 1	1,095,552	1,798,920
Gains recognized in profit or loss	(721,581)	(844,056)

As of September 30	373,971	954,864

The Company did not acquire or dispose any financial assets or liabilities using the level 3 fair value valuation method. The total gains or losses for the nine months ended September 30, 2015 and 2016 included a gains of $721,581 and $844,056, respectively, relating to the financial liabilities at fair value on Level 3 fair value measurement and held at balance sheet date.

(6)	The Company has carefully assessed the valuation models and assumptions used to measure fair value. However, using different valuation models or assumptions may result in difference in fair value measurement. For financial assets and liabilities categorized within Level 3, a 10% increase in the value of stock market price would lead to a decrease in income before tax by $384,506 and $683,482 for the nine months ended September 30, 2015 and 2016, respectively. On the other hand, a 10% decrease in the value of the stock market price would increase income before tax by $368,704 and $557,842 for the nine months ended September 30, 2015 and 2016, respectively. A 5% increase in the expected volatility of the value of the derivative instrument would lead to a decrease in income before tax by $265,994 and $266,357 for the nine months ended September 30, 2015 and 2016, respectively. A 5% decrease in the expected volatility of the value of derivative instrument would increase income before tax by $300,230 and $266,357, for the nine months ended September 30, 2015 and 2016, respectively.

SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016 (UNAUDITED)

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT EARNINGS PER SHARE)

37.	Segment Information

The Group’s packaging and testing services are provided in Taiwan and China. The chief operating decision maker determines the group’s performance based on the geographic perspective. The nature of services, production process, type of customers and service delivery model at these two geographical locations are similar. While the chief operating decision maker receives separate reports for each location, these two operating segments have been aggregated into one reportable segment as they have similar long-term average gross margins and have similar economic characteristics. As a result, the Group discloses a single reporting segment.

Exhibit 99.2

Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and related notes contained in this Form 6-K.

Overview

We are one of the world’s leading independent providers of semiconductor packaging and testing services. We offer a full range of packaging and testing solutions, including advanced packages, substrate packages, lead-frame packages, and testing services for logic and mixed signal devices. We also offer our customers complete turnkey solutions, including packaging, testing and drop shipment service. For the nine months ended September 30, 2016, our consolidated revenue was NT$62,934 million (US$2,012.6 million) and our net income for that period attributable to equity holders of the Company was NT$7,253 million (US$232.0 million).

On June 30, 2016, Advanced Semiconductor Engineering, Inc. (“ASE”), a company incorporated under the laws of the ROC, and the Company entered into a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) providing for the incorporation of ASE Industrial Holding Co., Ltd. (“HoldCo”), HoldCo’s purchase of the Company’s shares with cash and HoldCo’s purchase of all the common shares of ASE by issuing common shares of HoldCo to ASE’s shareholders (collectively, the “Share Purchase”).

If the Joint Share Exchange Agreement is approved by the requisite vote of the Company’s shareholders and upon the completion of the Share Purchase (the “Effective Time”):

•	each Share issued and outstanding immediately prior to the Effective Time, including the treasury shares of the Company and Shares beneficially owned by ASE, will be cancelled in exchange for the right to receive NT$51.2, which represents NT$55.0, the original per Share consideration offered by ASE pursuant to the Share Exchange Agreement, minus a cash dividend and a return of capital reserve of NT$3.8 per Share in total, distributed by the Company on July 1, 2016. The Final Purchase Price will be made in NT dollars in cash, without interest and net of any applicable withholding taxes; and

•	each ADS, each representing five Shares, including the ADSs beneficially owned by ASE, will be cancelled in exchange for the right to receive, through the ADS Depositary (as defined below), the US dollar equivalent of NT$256 (representing five times of the Final Per Share Consideration) minus the total of (A) all processing fees and expenses per ADS in relation to the conversion from NT dollars into US dollars and (B) US$0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement dated January 6, 2015 by and among the Company, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder. The Final Per ADS Consideration will be made in US dollars in cash, without interest and net of any applicable withholding taxes.

The Share Purchase remains subject to the satisfaction or waiver of the conditions set forth in the Share Exchange Agreement, including obtaining the requisite approval of the shareholders of the Company and approvals or no objections of relevant antitrust authorities in the Republic of China, the United States and the People’s Republic of China.

Under specified circumstances in which the Joint Share Exchange Agreement is terminated, the Company may be required to pay a termination fee of NT$17.0 billion. In the event of material defaults by the Company, the Company may be required to pay ASE a liquidated damage of NT$8.5 billion and reimburse ASE and their affiliates for their expenses in connection with the Share Purchase; and in the event of material defaults by ASE, ASE may be required to pay the Company and its affiliates a liquidated damage of NT$8.5 billion and reimburse the Company and its affiliates for their expenses in connection with the Share Purchase, in each case, as described under the section “Event of Default and Liquidated Damages” of The Share Exchange Agreement.

General Factors Affecting Our Results of Operations

Please refer to Item 5 in our 2015 annual report on Form 20-F that the Company filed with the SEC on April 25, 2016.

Description of Revenue and Cost Items

Net Operating Revenues

We generate our net operating revenues primarily from semiconductor packaging and testing operations. Net operating revenues from our semiconductor packaging activities consist of our service fees and the cost of raw materials we purchase to provide semiconductor packaging services. We price our packaging services on a per unit basis taking into account the complexity of the services to be provided, the prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization. We charge our testing services based on the specific test and the time, usually measured in seconds, to run a test, taking into account the complexity of the semiconductor device and the customer’s test program. Our customers are generally invoiced at the time when services are rendered, with varying terms of credit between 30 and 90 days from the time of billing.

Operating Costs

Our operating costs consist principally of:

•	cost of raw materials purchased for semiconductor packaging services;

•	direct labor costs; and

•	overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs and utilities.

Operating Expenses

Our operating expenses consist of the following:

•	Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel expenses, other marketing expenses, fees for professional services, and the cost of computers to support our operations.

•	Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for technology development, technology license fees allocated to research and development, and depreciation and maintenance of equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes.

Taxation

The corporate income tax rate in Taiwan, which currently applies to us, is 17%. Based on our status as a company engaged in the semiconductor packaging and testing business in Taiwan.

The Industrial Development Bureau of the Ministry of Economic Affairs has granted permission for a five-year income tax exemption of our 2007 registered capitalization plan in 2008. We acquired the work completion certificate from the Taichung City Government Economic Development Bureau in 2013, and selected 2015 as the starting period for the income tax exemption. As a result, our tax savings amounted to approximately NT$326 million (US$10.4 million) for the nine months ended September 30, 2016.

Results of Operations

The following table shows some of our results of operations data as a percentage of our net operating revenues for the periods indicated.

	Nine-Month Period ended September 30,
	2015	2016
	%	%
Net operating revenues	100.0	100.0
Operating costs	(74.0)	(77.6)

Gross profit	26.0	22.4

Operating expenses:
Selling expenses	(1.2)	(1.2)
General and administrative expenses	(4.1)	(4.1)
Research and development expenses	(4.6)	(4.8)
Operating expenses	(9.9)	(10.1)
Other income and expense	(0.4)	(0.3)

Operating profit	15.7	12.0
Net non-operating income (expense)	1.0	1.2

Income before income tax	16.7	13.2
Income tax expense	(1.9)	(1.7)

Net income	14.8	11.5

For the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015

Net operating revenues. Net operating revenues increased by 1.4% from NT$62,075 million for the nine months ended September 30, 2015 to NT$62,934 million (US$2,012.6 million) for the nine months ended September 30, 2016. The increase in net operating revenues of NT$859 million was primarily due to the growth of sales volume, but partially offset by the price reduction as a result of intense competition in the semiconductor industry.

Gross profit and gross margin. Our gross profit decreased by 12.6% from NT$16,167 million for the nine months ended September 30, 2015 to NT$14,122 million (US$451.6 million) for the nine months ended September 30, 2016 mainly due to the increase of operating costs as a result of increase the volume of sales. Our gross margin (gross profit as a percentage of net operating revenues) decreased from 26.0% in nine months ended September 30, 2015 to 22.4% in nine months ended September 30, 2016, mainly attributable to unfavorable product mix.

Operating expenses. Operating expenses increased by 3.3% from NT$6,173 million for the nine months ended September 30, 2015 to NT$6,377 million (US$203.9 million) for the nine months ended September 30, 2016. Operating expenses as a percentage of net operating revenues was 9.9% and 10.1% for the nine months ended September 30, 2015 and 2016, respectively.

Selling expenses. Selling expenses decreased by NT$10 million for the nine months ended September 30, 2016 mainly due to an decrease in employee bonuses as a result of decrease in profit before tax.

General and administrative expenses. General and administrative expenses increased by NT$59 million for the nine months ended September 30, 2016 mainly due to an increase in professional fees related to the to the joint share exchange agreement between Advanced Semiconductor Engineering, Inc. and the company.

Research and development expenses. Research and development expenses increased by NT$155 million for the nine months ended September 30, 2016 mainly due to an increase in the expense of new package development.

Other income and expenses. Other expenses decreased by NT$69 million for the nine months ended September 30, 2016 mainly due to the decrease in loss on damages and claims.

Operating income and operating margin. We recorded operating income of NT$9,740 million and an operating margin of 15.7% (operating income as a percentage of net operating revenues) for the nine months ended September 30, 2015 and generated operating income of NT$7,560 million (US$241.8 million) and an operating margin of 12.0% for the nine months ended September 30,2016. The decrease in operating margin was primarily due to decrease in gross profit.

Net non-operating income. Our net non-operating income increased from NT$657 million for the nine months ended September 30, 2015 to NT$733 million (US$23.4 million) for the nine months ended September 30, 2016. The increase in net non-operating income was primarily due to an increase in gains on disposal of investment, from losses NT$0.4 million for the nine months ended September 30, 2015 to gains NT$217 million (US$6.9 million) in nine months ended September 30, 2016.

Income tax expense. We recognized income tax expense of NT$1,181 million for the nine months ended September 30, 2015 compared to NT$1,039 million (US$33.2 million) for the nine months ended September 30,2016 primarily due to decrease in taxable income. Effective tax rate increased from 11.36% in 2015 to 12.53% in 2016.

Net income. As a result of the factors discussed above, our net income decreased from NT$9,216 million for the nine months ended September 30,2015 to NT$7,253 million (US$231.9 million) for the nine months ended September 30,2016.

Liquidity and Capital Resources

We need cash primarily for capacity expansion, equipment purchases and working capital. We believe that our working capital is sufficient for our requirements for the next year. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our manufacturing services, which in turn may be affected by several factors, many of which are outside of our control, such as economic downturns and declines in the average selling prices of our manufacturing services caused by oversupply in the market. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. Pursuant to the loan agreement, we should maintain, on a semi-annual and annual basis, certain financial covenants, such as current ratio, liability to tangible net worth ratio as well as the ratio of interest coverage. As of September 30, 2016, we were in full compliance with all the financial covenants. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

Liquidity

As of September 30, 2016, our primary source of liquidity was NT$19,177 million (US$613.3 million) of cash and cash equivalents. As of September 30, 2016, we had total availability under existing short-term lines of credit of NT$8,111 million (US$259.4 million) from six domestic and foreign financial institutions, of which NT$2,914 million (US$93.2 million) were used as letters of credit, guarantees and short-term borrowings. All of our short-term facilities are revolving facilities with a term of one year, which may be extended for terms of one year each with lender’s consent.

As of September 30, 2016, we had short-term and long-term borrowings of NT$2,666 million (US$85.2 million) and NT$16,733 million (US$535.1 million), exclusive of loan arrangement fees of NT$3 million, respectively, outstanding under these facilities.

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Nine-Month Period ended September 30,
	2015	2016	2016
	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$19,435	$13,669	$437.1
Investing activities	(11,078)	(10,607)	(339.2)
Financing activities	(16,087)	(8,751)	(279.8)
Effect of exchange rate changes on cash	12	(325)	(10.4)

Net increase (decrease) in cash and cash equivalents	$(7,718)	$(6,014)	$(192.3)

Net Cash Provided by Operating Activities

For the nine months ended September 30, 2016, net cash provided by operations was NT$13,669million (US$437.1 million) compared to NT$19,435 million for the nine months ended September 30, 2015. The decrease in net cash provided by operating activities was primarily the result of decrease of net income and increase in accounts receivable of NT$3,519 million (US$112.5 million) for the nine months ended September 30, 2016.

Net Cash Used in Investing Activities

For the nine months ended September 30, 2016, cash used in investing activities was NT$10,607 million (US$339.2 million) compared to NT$11,078 million for the nine months ended September 30, 2015. The decrease in net cash used in investing activities was primarily due to increase proceeds that the company disposed common stock of available-for-sale financial assets of NT$1,454 million (US$ 46.5 million).

Net Cash Used in Financing Activities

Net cash used in financing activities was NT$8,751 million (US$279.8 million) for the nine months ended September 30, 2016. For the nine months ended September 30, 2016, net cash used in financing activities reflected primarily the payment of stockholders’ dividends and cash distribution from capital reserve of NT$11,842 million (US$378.7 million), proceeds from long-term loans of NT$7,000 million (US$223.9 million) and repayment of long-term loans of NT$3,809 million (US$121.8 million).

Net cash used in financing activities was NT$16,087 million for the nine months ended September 30, 2015. For the nine months ended September 30, 2015, net cash used in financing activities reflected primarily the payment of stockholders’ dividends of NT$9,349 million and repayment of long-term loans of NT$8,236 million .

Capital Resources

We have made, and expected to continue to make, substantial capital expenditures in connection with the expansion of our equipment purchases and building improvements in Taichung, Hsinchu, Changhua and Suzhou. Our budget for capital expenditures for 2016 is approximately NT$17,900 million (US$572.4 million), which is mostly funded from our retained earnings and borrowings. We expect that our capital expenditures in 2016 will primarily consist of expanding our advanced packaging and testing capacity. We may adjust the amount of our capital expenditures upward or downward based on the progress of our capital projects, market conditions and our anticipation of future business outlook. As a result, we may need to invest in new capacity to improve our economies of scale and reduce our production cost, which would require us to raise additional capital.

Transactions with Related Parties

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons to provide services not within the capacity of director or executive officer of our company.

We have, from time to time, purchased raw materials and sold our manufacturing services to our affiliated companies. We believe that these transactions with related parties have been conducted either on arm’s-length terms or on terms more favorable to us than arm’s-length terms.

Trend Information

Off-Balance Sheet Arrangements

As of September 30, 2016, we had no off-balance sheet arrangements.